SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                    _______________________

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

               Wireless Cable of Atlanta, Inc.
                       (Name of Issuer)

                         Common Stock
                (Title of Class of Securities)

                         976523 10 0
                        (CUSIP Number)

                       Keith B. Breeden
                    BellSouth Corporation
                   15G03 Campanile Building
                    1155 Peachtree Street
                 Atlanta, Georgia  30309-3610
                        (404) 249-3035
        (Name, Address and Telephone Number of Persons
      Authorized to Receive Notices and Communications)

                      February 11, 1997
   (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.

                 (Continued on following pages)
CUSIP No. 976523 10 0              13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   BellSouth Corporation                          58-1533433

2  CHECK THE APPROPRIATE BOX IF                        (a)
   A MEMBER OF A GROUP                                 (b)x

3  SEC USE ONLY

4  SOURCE OF FUNDS
   Not applicable

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Georgia

7   NUMBER OF SHARES   SOLE VOTING POWER               0*
8     BENEFICIALLY     SHARED VOTING POWER        1,242,657*
9    OWNED BY EACH     SOLE DISPOSITIVE POWER          0
10  REPORTING PERSON    SHARED DISPOSITIVE POWER       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    1,242,657 shares of Wireless Cable of Atlanta, Inc.
    Common Stock*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES        Not applicable

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)58.3%**

14  TYPE OF REPORTING PERSON
    HC/CO

*Pursuant to five Voting Agreement and Irrevocable Proxies, dated February 11, 1997, certain stockholders of Wireless Cable of Atlanta, Inc. ("WCA") have granted BellSouth Corporation, a Georgia corporation ("BellSouth"), the power to vote each such stockholder's shares of common stock, par value $1.00 per share ("WCA Common Stock"), at any meeting of stockholders of WCA or any adjournment or adjournments thereof in favor of approval and adoption of the Agreement and Plan of Reorganization , dated as of February 11, 1997 among BellSouth, BellSouth WCA Merger Subsidiary, Inc. and WCA (the "Merger Agreement"). Such shares include 39,372 shares of 12% Cumulative Convertible Redeemable Preferred Stock, Series A, $1.00 par value per share ("WCA Preferred Stock") which currently are convertible into 357,927 shares of WCA Common Stock.

**Assuming conversion of 39,372 shares of WCA Preferred Stock into 357,927 shares of WCA Common Stock.

ITEM 1.   Security and Issuer.

     The title of the class of equity securities to which this Schedule relates is the common stock, $1.00 par value per share ("WCA Common Stock"), of Wireless Cable of Atlanta, Inc., a Georgia corporation ("WCA"). The shares of WCA Common Stock reported herein include all shares of WCA Common Stock that are issuable upon conversion of shares of the 12% Cumulative Convertible Redeemable Preferred Stock, Series A, $1.00 par value per share ("WCA Preferred Stock") of WCA. The address of WCA's principal executive office is 3100 Medlock Bridge Road, Suite 340, Norcross, Georgia 30071.

ITEM 2.   Identity and Background.

     The following information is given with respect to the persons filing this Statement:

     (a)  BellSouth Corporation, a Georgia corporation
("BellSouth"). See Exhibit 1 attached hereto for information with respect to the identity and background of the directors and executive officers of BellSouth, which information is hereby incorporated by reference herein.

     (b) The principal executive offices of BellSouth are located at 1155 Peachtree Street, Atlanta, Georgia 30309-3610.

     (c) BellSouth is a holding company providing telecommunications services, systems and products primarily through two wholly-owned subsidiaries, BellSouth
Telecommunications, Inc. and BellSouth Enterprises, Inc.

     (d) BellSouth has not, during the last five years, been convicted in a criminal proceeding.

     (e) BellSouth has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable to BellSouth.

     The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of BellSouth are as set forth on Exhibit 1.

     To the knowledge of BellSouth, none of such persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the knowledge of BellSouth, all such persons are citizens of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     BellSouth acquired the right to vote such shares of WCA Common Stock and WCA Preferred Stock pursuant to five Voting Agreements and Irrevocable Proxies (the "Voting Agreements"), dated February 11, 1997, delivered by five stockholders of WCA in connection with the execution of the Agreement and Plan of Reorganization, dated February 11, 1997 among BellSouth, BellSouth WCA Merger Subsidiary, Inc. ("BellSouth Sub") and WCA (the "Merger Agreement"). No consideration was paid to any such stockholder.

ITEM 4.   Purpose of Transaction.

     On February 11, 1997, the Board of Directors of WCA approved the Merger Agreement whereby BellSouth Sub will be merged into WCA, with WCA as the surviving corporation (the "Merger"). In connection with the Merger, each share of WCA Common Stock issued and outstanding immediately prior to consummation of the Merger (other than shares to be canceled and dissenting shares) will be converted into and represent the right to receive shares of common stock of BellSouth ("BellSouth Common Stock").

     In the Merger, each share of WCA Common Stock shall be converted into that number of shares of BellSouth Common Stock determined in accordance with the Exchange Ratio. The "Exchange
Ratio" shall be calculated as follows:

                    (i) if the Average Closing Price (as defined below) is between $32.625 and $42.625, the Exchange
          Ratio shall be 0.49;

                    (ii) if the Average Closing Price is greater than $42.625, the Exchange Ratio shall be the quotient of (A) $20.88625 divided by (B) the Average Closing Price, rounded to the nearest one-one thousandth of a share; and

                    (iii)     if the Average Closing Price is
          less than $32.625, the Exchange Ratio shall be the quotient of (A) $15.98625 divided by (B) the Average
          Closing Price, rounded to the nearest one-one thousandth of a share.

                    (iv) "Average Closing Price" shall mean the average closing sale price of BellSouth Common Stock as reported on the New York Stock Exchange for each of the 20 consecutive trading days ending on the tenth day immediately preceding the closing date; provided that for any such trading day for which such closing sale price is "ex-dividend," the closing sale price for such day and any subsequent days in the 20-day period shall be adjusted by adding the amount of the dividend to the closing sale price.

     Prior to the Effective Time, (i) each share of WCA Preferred Stock shall be converted to WCA Common Stock and all accrued but unpaid dividends on the WCA Preferred Stock shall have been paid, and (ii) all outstanding options shall be exercised or canceled, such that following conversion of the WCA Preferred Stock and the exercise of all outstanding options, there shall be not more than 2,245,378 shares of WCA Common Stock issued and outstanding and no shares of WCA Preferred Stock shall be issued and outstanding. In the Merger Agreement, WCA covenants not to declare, set aside or pay any dividend or other distribution in respect of its capital stock not required by its Articles of Incorporation.

     Consummation of the Merger will be subject to certain usual conditions, including (i) approval by WCA shareholders; (ii) receipt of all requisite regulatory approvals; and (iii) other customary conditions. The Merger Agreement can be terminated by, among other things, (i) mutual consent, (ii) BellSouth if WCA has breached any of its representations, warranties, covenants or agreements, (iii) WCA if BellSouth has materially breached any of its representations, warranties, covenants or agreements,
(iv) either party if any governmental entity shall have or any court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making, or any such governmental entity shall have commenced, any proceeding (other than the consideration of applications for approvals under the Communications Act) which, if adversely determined, would have the effect of making the Merger illegal or otherwise materially restricting or prohibiting consummation of the Merger, (v) BellSouth if the Merger has not occurred before May 12, 1997, and
(vi) either party, if the Merger has not been consummated before August 11, 1997.


     In connection with the Merger Agreement, BellSouth entered into a Voting Agreement with each of (i) Ricky C. Haney, (ii) Richard L. Kendrick, (iii) R.S. Operators, Inc., (iv) Allan H. Rudder, and (v) Digital Funding of Atlanta, L.L.C. (each, a "Stockholder") with respect to the shares of WCA Common Stock or WCA Preferred Stock ("WCA Securities") owned by such Stockholder.


     Pursuant to each Voting Agreement each Stockholder: (i) revokes any and all previous proxies with respect to the Stockholder's WCA Securities; (ii) agrees to attend, in person or by proxy, any meeting of the stockholders of WCA called pursuant to the Merger Agreement to vote upon approval and adoption of the Merger Agreement, and to vote upon approval and adoption of the Merger Agreement, and to vote such Stockholder's WCA Securities and any voting securities of WCA hereafter issued in exchange therefor or in respect thereof for approval and adoption of the Merger Agreement and in favor of any other matters that are intended to facilitate and implement the Merger submitted for the vote of the stockholders of WCA at such meeting, or at any adjournment or adjournments thereof, pursuant to the Merger Agreement; (iii) notwithstanding the foregoing, effective upon the execution and delivery of such Voting Agreement, Stockholder appoints certain officers of BellSouth, as proxies, solely (a) to vote such Stockholder's WCA Securities at any meeting of stockholders of WCA or any adjournment or adjournments thereof, or (b) to give a consent with respect to such Stockholder's WCA Securities, in each case in favor of approval and adoption of the Merger Agreement and any other matters that are intended to facilitate and implement the Merger (other than the election of directors of WCA) and against the approval of any proposals (other than elections of directors of WCA) relating to an acquisition of control of WCA or all or any substantial part of its business, assets or capital stock in a transaction outside the ordinary course of business by any person or entity other than BellSouth or BellSouth Sub or an affiliate of BellSouth or BellSouth Sub. The Voting Agreement does not extend to matters other than those specifically enumerated in subsections (a) and
(b) above and shall not be deemed a limitation on the ability of Stockholder, in its capacity as a member of the Board of Directors of WCA, to direct and manage the business and affairs of WCA in accordance with the Georgia Business Corporation Code of the State of Georgia. The Voting Agreement shall not be construed to permit BellSouth or BellSouth Sub to directly or indirectly control, supervise or direct any activities associated with WCA prior to the closing date of the Merger. The Voting Agreements shall be effective until the consummation of the transactions contemplated by the Merger Agreement or until the Merger Agreement is terminated in accordance with its terms.(1)

(1) The Voting Agreement with Digital Funding of Atlanta, L.L.C. shall be effective until the earliest to occur of (i) consummation of the transactions contemplated by the Merger Agreement, (ii) termination of the Merger Agreement in accordance with its terms, and (iii) a determination by the Stockholder on or after August 11, 1997 to terminate such Voting Agreement.



     In addition, in the Voting Agreement with Digital Funding of Atlanta, L.L.C. ("DFA"), DFA covenants that so long as the Voting Agreement remains in effect, DFA will take all action immediately prior to the closing date and upon satisfaction of all conditions to closing contained in the Merger Agreement to approve an amendment to the Company's Articles of Incorporation to provide that all outstanding shares of WCA Preferred Stock shall be converted into not more than an aggregate of 400,878 shares of WCA Common Stock and that no further dividends or distributions shall be payable by WCA with respect to WCA Preferred Stock, and will convert all outstanding shares of WCA Preferred Stock into WCA Common Stock as of the closing date.

     The Merger Agreement and the Voting Agreements are attached as exhibits and are incorporated by reference and made a part hereof to the same extent as if set forth herein in full. The above summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement and the Voting Agreements.

     Except as set forth above and below (including Item 6), neither BellSouth, nor to the knowledge of BellSouth, any executive officer or director of BellSouth, has any plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of WCA, or the disposition of securities of WCA;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving WCA or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of WCA or any of its subsidiaries;

          (d) any change in the present board of directors or management of WCA, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of WCA;




          (f) any other material change in WCA's business or corporate structure;

          (g) changes in WCA's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of WCA by any person;

          (h) causing a class of securities of WCA to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of WCA to become eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of
          1934; or

          (j)  any action similar to those enumerated above.

     BellSouth reserves the right to change its intentions with respect to any or all of the foregoing and its right to act either alone or together with any other person or group.

ITEM 5.   Interest in Securities of the Issuer.

     (a) Pursuant to the Voting Agreements, BellSouth has the power to vote an aggregate of 1,242,657 shares of WCA Common Stock representing approximately 58.3% of WCA Common Stock (on a post-conversion basis). Neither BellSouth nor, to the knowledge of BellSouth, any director or officer of BellSouth identified in
Item 2 owns any other shares of WCA Common Stock or has the right to purchase any other shares of WCA Common Stock.

     (b)  Except as provided herein with respect to the Merger
Agreement, BellSouth does not possess sole or shared voting or dispositive power over any of the shares of WCA Common Stock covered by this Schedule.

     (c) No transactions in WCA Common Stock other than those reported in this Schedule have been effected by BellSouth or, to the knowledge of BellSouth, any director or officer of BellSouth identified in Item 2, within the past 60 days.

     (d) To BellSouth's knowledge and except as provided herein, each Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the WCA Securities. Each Stockholder is deemed to be the beneficial owner of more than 5% of the WCA Common Stock.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

     See Item 4 hereof for a description of the Voting Agreements and the Merger Agreement.

ITEM 7.   Material to be Filed as Exhibits.

     Filed herewith are these exhibits:

     (1) Name, business address, citizenship, present principal occupation, address and principal business of the organization in which each Director and Executive Officer of BellSouth
Corporation is employed.

     (2)  Voting Agreement and Irrevocable Proxy dated
February 11, 1997, between BellSouth and Ricky C. Haney.

     (3)  Voting Agreement and Irrevocable Proxy dated
February 11, 1997, between BellSouth and Richard L. Kendrick.

     (4)  Voting Agreement and Irrevocable Proxy dated
February 11, 1997, between BellSouth and R. S. Operators, Inc.

     (5)  Voting Agreement and Irrevocable Proxy dated
February 11, 1997, between BellSouth and Allan H. Rudder.

     (6)  Voting Agreement and Irrevocable Proxy dated
February 11, 1997, between BellSouth and Digital Funding of
Atlanta, L.L.C.

     (7) Agreement and Plan of Reorganization, dated as of February 11, 1997 among BellSouth, BellSouth WCA Merger
Subsidiary, Inc. and WCA.

                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule

13D is true, complete and correct.



                              BELLSOUTH CORPORATION



                              By:/s/ W. Patrick Shannon
                                W. Patrick Shannon
Title:
                                Vice President and Controller

                              Date:      February 20, 1997